UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2015

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

for the transition period from                     to

Commission file number 0-6365

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

APOGEE ENTERPRISES, INC.

401(k) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

APOGEE ENTERPRISES, INC.

4400 West 78th Street, Suite 520

Minneapolis, MN 55435

Apogee Enterprises, Inc.

401(k) Retirement Plan

Employer ID No: 41-0919654

Plan Number: 005

Financial Statements as of and for the

Years Ended December 31, 2015 and 2014,

Supplemental Schedule as of December 31, 2015,

and Report of Independent Registered Public

Accounting Firm

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

Apogee Enterprises, Inc. 401(k) Retirement Plan

Minneapolis, MN

We have audited the accompanying statements of net assets available for benefits of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota

June 28, 2016

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	2015	2014
PARTICIPANT-DIRECTED INVESTMENTS — At fair value	$277,952,435	$281,355,170
EMPLOYER CONTRIBUTIONS RECEIVABLE	104,269	64,852
CASH	7,400	12,647
NOTES RECEIVABLE FROM PARTICIPANTS	9,527,565	9,802,797

Net assets reflecting all investments — At fair value	287,591,669	291,235,466

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(773,457)	(1,407,987)

NET ASSETS AVAILABLE FOR BENEFITS	$286,818,212	$289,827,479

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014
NET ASSETS AVAILABLE FOR BENEFITS — At beginning of year	$289,827,479	$279,400,536

INCREASES (DECREASES) DURING THE YEAR:
Net realized and unrealized (depreciation) appreciation of investments	(3,421,253)	13,499,087
Interest and dividend income	910,479	1,141,003
Loan interest income	408,605	420,811
Employee contributions	11,754,514	9,863,794
Employer contributions	5,612,488	4,676,560
Rollover contributions	1,050,686	1,388,292
Distributions to participants	(18,602,311)	(20,139,364)
Administrative expenses	(722,475)	(423,240)

NET ASSETS AVAILABLE FOR BENEFITS — At end of year	$286,818,212	$289,827,479

See notes to financial statements.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1.	Summary Description of the Plan

The following description of the Apogee Enterprises, Inc. 401(k) Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General — The Plan is a defined contribution plan sponsored and administered by Apogee Enterprises, Inc. (the “Company”) for the benefit of all eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administrator, Trustee, and Record Keeper — The Company has appointed a committee consisting of certain officers and employees to be the Plan Administrator. The Principal Trust Company (the “Trustee”) holds the Plan’s investments in a trust, executes investment transactions, and collects and allocates the related investment income based on employee elections. The Principal Financial Group is the record keeper.

Eligibility — Under the terms of the Plan, a nonunion employee, or a union employee within a union agreement to participate, scheduled to work 1,000 hours in a 12-month period shall be eligible to participate in the Plan upon attaining age 21 and completing 90 days of qualified service.

Contributions — Participants may elect to have 1% to 60% of their compensation withheld and contributed to their basic account in the Plan, subject to the Internal Revenue Service (“IRS”) pretax contribution limits. Participants are automatically enrolled into the Plan at a deferral rate of 3% of their compensation. For those participants who were automatically enrolled in the Plan and had not modified their deferral rate, the Plan adds a 1% increase to their deferral as of January first each year, until a deferral rate of 6% is achieved. Participants can choose at any time to discontinue contributions. For the years ended December 31, 2015 and 2014, the Company contributed for eligible nonunion and union participants an amount equal to 100% of the first 1%, and 50% on each incremental percentage up to 6%.

Contributions made by participants who are members of the General Service Employees Union, Local No. 1 of the Service Employees International Union, AFL-CIO (the “Tru Vue Union”) are not matched by the Company. The Company contributes to Tru Vue Union participants an amount determined by the agreement between Tru Vue, Inc. and the Tru Vue Union. The Company made a contribution in the amount of $36,156 in 2015 and $37,330 in 2014 for eligible members of the Tru Vue Union, which is included within the employer contributions receivable in the statements of net assets available for benefits.

While none have been made to date, the Company may also make additional discretionary profit-sharing contributions to all eligible participants. The Plan also allows participants to roll over lump-sum payments from other qualified plans.

Investments — Participants may make daily elections as to the investment of their pretax and Company contributions. Participants have the opportunity to direct all amounts allocated to their accounts and may choose to invest in a variety of mutual funds, common collective trust funds, pooled separate accounts plus Company stock. These investment elections must be made in 1% increments with no more than 20% invested in the Company Stock Fund.

Vesting — Participants’ pretax contributions are 100% vested at all times. Participants become 100% vested in their Company contributions after completing two years of qualified service with the Company or in the event of death, disability, or retirement. At December 31, 2015 and 2014, forfeited nonvested amounts totaled $64,000 and $81,000, respectively, which are used to reduce the Company’s matching contribution. During the year ended December 31, 2015, employer contributions were reduced by $81,000 from forfeited nonvested accounts plus earnings.

Notes Receivable from Participants — The Plan allows participants employed by the Company to borrow up to 50% of the participant’s vested account balance, with a minimum of $500 and a maximum of $50,000, reduced by the highest outstanding loan balance in the previous 12-month period. A participant’s loan is financed proportionately from the account balances held in each investment. Loans can be repaid in 1, 2, 3, 4, or 5 years or, in the case of a home purchase, up to 15 years. The interest rate on the loans is 1% above the United States of America prime rate on the last business day of the calendar month preceding the calendar month in which the loan is granted. Loans are repaid through payroll deductions and are secured by the participant’s remaining account balance. If the participant terminates employment with the Company, either the outstanding loan balance must be repaid in a lump sum or distributions to the participant will be reduced accordingly. All new loans in 2015 and 2014 had an interest rate of 4.25%.

Distributions — Upon death, disability, termination of employment, or retirement, participants may elect a lump-sum payment from the Plan. An annuity option may be available to certain participants.

A participant can elect to retain his or her account balance over $5,000 with the Plan until the later of separation of service or age 70 1/2; however, a participant who is a 5% or more holder of Company stock may not defer his or her distribution beyond age 70 1/2.

Employees may make withdrawals upon attainment of age 59 1/2. Early withdrawal prior to age 59 1/2 from employee basic contributions is permitted only if financial hardship is demonstrated and other financial resources are not available. Hardship withdrawals shall be made in compliance with safe harbor regulations established by the IRS.

2.	Summary of Significant Accounting Policies

Basis of Accounting — The Plan maintains its accounting records on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

a.	The Plan’s investments are stated at fair value as described in Note 8. Notes receivable from participants are valued at the outstanding loan balances plus any accrued but unpaid interest, which approximates fair value.

b.	Investment income is recorded on the accrual basis and dividend income on the ex-dividend date. Investment income includes recognition and allocation of interest income, dividend income, and realized and unrealized gains and losses.

c.	Deposits, withdrawals, and transfers by the Plan are made at fair value when the transactions occur, except for the stable value fund as described in Note 8.

New Accounting Standards — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, which removes the requirement to present certain investments for which the practical expedient is used to measure fair value at net asset value within the fair value hierarchy table. Instead, a Plan would be required to include those investments as a reconciling item so that the total fair value amount of investments in the disclosure is consistent with the fair value investment balance on the statement of net assets available for benefits. ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. The Plan is evaluating this guidance and does not believe it will have a significant impact on the Plan’s financial statements.

In July 2015, the FASB issued ASU 2015-12, a three-part standard providing guidance on certain aspects of the accounting and disclosure for employee benefit plans. Part I eliminates the requirement to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015. The Plan is evaluating this guidance and does not believe it will have a significant impact on the Plan’s financial statements.

Use of Estimates — The preparation of financial statements in conformity with U.S. GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan’s various investment securities are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses — All administrative expenses related to trustee and recordkeeping services were paid by the Plan.

Payments of Benefits — Benefit payments to participants are recorded upon distribution. For the years ended December 31, 2015 and 2014, respectively, amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not been paid, were $17,992 and $117,010.

Subsequent Events — There have been no subsequent events which required recognition or disclosure in the financial statements.

3.	Investments

Investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2015 and 2014, are as follows:

	2015	2014
Prudential Stable Value Fund	$39,537,036	$41,751,386
Northern Trust Focus 2025 Fund	21,701,036	20,516,403
Northern Trust S&P 500 Index Fund	20,663,322	21,024,312
Apogee Enterprises, Inc. Common Stock*	19,089,829	20,143,257
Lord Abbett Developing Growth Fund	18,952,902	21,603,051
Northern Trust Focus 2030 Fund	17,526,450	16,926,725
Northern Trust Russell 1000 Value Index Fund	15,678,110	17,344,003
Northern Trust Focus 2035 Fund	14,463,342	**
Northern Trust Focus 2020 Fund	**	16,143,102

* Denotes party-in-interest
** Denotes less than 5% of net assets

During the years ended December 31, 2015 and 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) / appreciated in value as follows:

	2015	2014
Stable value fund:
Prudential Stable Value Fund	$1,223,376	$1,237,058
Common/collective funds:
Northern Trust Russell 1000 Growth Index Fund	555,480	(388)
Northern Trust S&P 500 Index Fund	311,496	2,471,805
Northern Trust S&P 400 Index Fund	—	883,079
Northern Trust Russell 2000 Index Fund	—	31,198
Blackrock Strategic Completion Fund	(804)	(8)
Northern Trust Focus 2010 Fund	(7,358)	67,035
Northern Trust Focus Income Fund	(9,304)	60,732
Northern Trust Focus 2015 Fund	(43,021)	331,203
Northern Trust MSCI ACWI ex-US Index Fund	(168,570)	(119,035)
Northern Trust Focus 2020 Fund	(182,154)	700,613
Northern Trust Focus 2050 Fund	(190,164)	128,679
Northern Trust Focus 2045 Fund	(255,824)	219,881
Northern Trust Focus 2040 Fund	(333,883)	317,002
Northern Trust Focus 2035 Fund	(378,962)	490,168
Northern Trust Focus 2025 Fund	(398,841)	836,173
Northern Trust Focus 2030 Fund	(399,246)	602,481
Northern Trust Russell 1000 Value Index Fund	(651,485)	59,007

Total common/collective funds	(2,152,640)	7,079,625

Employer securities:
Apogee Enterprises, Inc. Common Stock*	843,726	3,016,225
Mutual funds:
Columbia Dividend Opportunity Fund	—	1,312,342
PIMCO Total Return Fund	—	250,561
Wells Fargo Advantage Growth Fund	—	224,911
Artisan Midcap Value Fund	—	10,834
Columbia Midcap Growth Fund	(137)	69,270
Goldman Sachs Small Cap Value Fund	(2,976)	32,233
Vanguard Midcap Growth Index	(103,707)	2,368
Vanguard Midcap Value Index	(157,401)	(23,926)
Vanguard Smallcap Value Index	(157,979)	7,335
Vandguard TTL Bond Market Index	(265,965)	27,977
Dodge & Cox International Stock Fund	(288,807)	(83,668)
American Funds EuroPacific Growth Fund	(298,491)	(482,669)
Lord Abbett Developing Growth Fund	(1,771,568)	598,057

Total mutual funds	(3,047,031)	1,945,624
Pooled separate accounts:
Principal Smallcap S&P 600 Index*	(50,149)	60,864
Principal Midcap S&P 400 Index*	(238,535)	159,691

Total pooled separate accounts	(288,684)	220,555

Net (depreciation) appreciation in fair value of investments	$(3,421,253)	$13,499,087

* Denotes party-in-interest

4.	Prudential Stable Value Fund

The Plan provides participants a stable value investment option, the Prudential Stable Value Fund (“Prudential Fund”), which simulates the performance of a guaranteed investment contract, whereby Plan transactions are executed at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The Prudential Fund is composed of a portfolio of bonds and other fixed-income securities owned by the Plan and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate, which is reset quarterly and cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables affecting future crediting rates of the Prudential Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrap contract.

Limitations on the Ability of the Prudential Fund to Transact at Contract Value — Certain events, such as Plan termination or a plan merger initiated by the Plan sponsor, may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. Plan management believes that it is not probable that events would occur to cause the Plan to transact at less than contract value.

	December 31, 2015	December 31, 2014
Average yields:
Based on annualized earnings (1)	2.27%	1.91%
Based on interest rate credited to participants (2)	2.61%	2.52%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

5.	Tax Status

The Company received a favorable determination letter from the IRS dated February 10, 2016, stating that the Plan and related trust are designed in compliance with applicable sections of the Internal Revenue Code (“IRC”). The Company and Plan management believe the Plan is being operated in conformity with applicable requirements of the IRC, and as a result, no provision for income tax is necessary.

The Plan Administrator determined no uncertain tax positions have been taken as of December 31, 2015 and 2014. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress. The Plan is no longer subject to income tax examinations for reporting years prior to December 31, 2012.

6.	Plan Termination

The Company makes contributions to the Plan as specified in the Plan documents. Although the Company has not expressed any intent to terminate the Plan, it may do so at any time, subject to such provisions set forth in ERISA. In the event that the Plan is terminated, all Company-contributed amounts would immediately become 100% vested.

7.	Party-in-Interest Transactions

The Plan paid $30,000 to State Street Bank and Trust Company, $173,212 to Prudential Insurance Co, and $516,197 to Principal for investment management services for the year ended December 31, 2015. At December 31, 2015 and 2014, the Plan held 438,746 and 475,413 shares, respectively, of Company stock, with a cost basis of $9,586,586 and $9,297,819, respectively. During the years ended December 31, 2015 and 2014, the Plan recorded dividend income from the Company’s common stock of $200,952 and $198,793, respectively. The Plan also holds shares in the Principal Midcap S&P 400 Index Fund and the Principal Smallcap S&P 600 Index Fund, which are both managed by the Trustee. These transactions qualify as exempt party-in-interest transactions.

8.	Fair Value Measurements

Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). The Plan does not have any Level 3 assets or liabilities.

Financial assets measured at fair value as of December 31, 2015 were as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value
Mutual Funds:
Small Mid Cap Funds	$27,257,735	$—	$27,257,735
International Stock Funds	13,885,863	—	13,885,863
Bond Funds	13,006,334	—	13,006,334
Short Term Fixed Income Funds	494,852	—	494,852
Apogee Enterprises, Inc. Common Stock	19,089,829	—	19,089,829
Stable Value Fund	—	40,310,493	40,310,493
Common Collective Trust Funds:
Retirement Target Funds	—	98,792,300	98,792,300
Index Funds	—	50,549,708	50,549,708
Income Funds	—	1,451,990	1,451,990
Pooled Separate Accounts:
Index Funds	—	13,113,331	13,113,331

Total	$73,734,613	$204,217,822	$277,952,435

Financial assets measured at fair value as of December 31, 2014 were as follows:

	Quoted Prices in Active Markets (Level 1)	Other Observable Inputs (Level 2)	Total Fair Value
Mutual Funds:
Small Mid Cap Funds	$29,442,677	$—	$29,442,677
International Stock Funds	13,840,132	—	13,840,132
Bond Funds	10,944,592	—	10,944,592
Short Term Fixed Income Funds	9,040	—	9,040
Apogee Enterprises, Inc. Common Stock	20,143,257	—	20,143,257
Stable Value Fund	—	43,159,373	43,159,373
Common Collective Trust Funds:
Retirement Target Funds	—	98,042,506	98,042,506
Index Funds	—	50,997,397	50,997,397
Income Funds	—	1,192,394	1,192,394
Pooled Separate Accounts:
Index Funds	—	13,583,802	13,583,802

Total	$74,379,698	$206,975,472	$281,355,170

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2015 and 2014.

Mutual funds were valued at quoted market prices.

Apogee Common Stock was valued at the closing price reported on the NASDAQ Global Select Market on the last business day of the Plan year.

The Stable Value Fund is a diversified portfolio of publicly traded fixed-income instruments. The current average credit quality of the underlying fixed-income investments is AA and is benchmarked to the Barclays Capital U.S. Aggregate Index. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2015.

The stable value fund is included at fair value in participant-directed investments in the statements of net assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The stable value fund has underlying investments in investment contracts which are valued at fair market value and then adjusted by the issuer to contract value. Fair value of the investment contracts is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. The statements of changes in net assets available for benefits are presented on a contract value basis.

The Retirement Target Funds provide an asset allocation dependent upon assumed targeted retirement dates. Over time, the asset allocation becomes more conservative as the fund approaches its target retirement date. Funds invest in a diversified portfolio of U.S. and international stocks, inflation-hedging securities, U.S. bonds and cash reserves. The funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of underlying investments. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2015.

The Index Funds are made up of a diversified portfolio of instruments seeking to closely reproduce the returns achieved by a specific index. The funds may also hold 2% to 5% of their value in futures contracts. The strategy of investing in the same stocks as the index minimizes the need for trading and therefore results in lower expenses. The funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of underlying investments. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2015.

The Income Funds provide a diversified portfolio of U.S. and international stocks, inflation hedging securities, U.S. bonds and cash reserves. The funds are stated at fair value as determined by the issuer of the specific fund based on the fair market value of underlying investments. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2015.

The Pooled Separate Accounts are investments represented by a unit of account whose per unit value is the result of the accumulated values of the underlying investments. The underlying investments are public investment vehicles valued using the net asset value (“NAV”). The NAV is based upon the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAVs of the underlying investments are quoted in an active market. The Plan has no unfunded commitments related to the pooled separate accounts and redemptions and subscriptions are permitted daily.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	Reconciliation of Financial Statements to Form 5500

A reconciliation of investments per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014, is as follows:

	2015	2014
Investments at fair value per financial statements	$277,952,435	$281,355,170
Classification of participant's loans as notes receivable	9,527,565	9,802,797
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(773,457)	(1,407,987)

Investments per the Form 5500	$286,706,543	$289,749,980

For the year ended December 31, 2015, a reconciliation of distributions to participants per the financial statements to the Form 5500 is as follows:

2015
Total distributions to participants per the financial statements	$(18,602,311)
Plus amount allocated to participants for withdrawal at December 31, 2014	117,010
Less amounts allocated to participants for withdrawal at December 31, 2015	(17,992)

Total distributions to participants per the Form 5500	$(18,503,293)

For the year ended December 31, 2015, a reconciliation of net assets available for benefits per the financial statements to the Form 5500 is as follows:

2015
Net assets available for benefits per the financial statements	$286,818,212
Less amount allocated to participants for withdrawal at December 31, 2015	(17,992)

Net assets available for benefits per the Form 5500	$286,800,220

* * * * * *

SUPPLEMENTAL SCHEDULES FURNISHED PURSUANT TO THE

REQUIREMENTS OF FORM 5500

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

EIN: 41-0919654, PLAN NUMBER: 005

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

Description	Cost	Description of Investment	Current Value
Prudential Stable Value Fund	**	Common/collective trust	$39,537,036
Northern Trust Focus 2025 Fund	**	Common/collective trust	21,701,036
Northern Trust S&P 500 Index Fund	**	Common/collective trust	20,663,322
Northern Trust Focus 2030 Fund	**	Common/collective trust	17,526,450
Northern Trust Russell 1000 Value Index Fund	**	Common/collective trust	15,678,110
Northern Trust Focus 2035 Fund	**	Common/collective trust	14,463,342
Northern Trust Focus 2020 Fund	**	Common/collective trust	14,285,086
Northern Trust Russell 1000 Growth Index Fund	**	Common/collective trust	11,328,835
Northern Trust Focus 2040 Fund	**	Common/collective trust	10,341,664
Northern Trust Focus 2045 Fund	**	Common/collective trust	7,961,497
Northern Trust Focus 2050 Fund	**	Common/collective trust	5,828,719
Northern Trust Focus 2015 Fund	**	Common/collective trust	5,724,400
Northern Trust MSCI ACWI Ex-US Index Fund	**	Common/collective trust	2,879,441
Northern Trust Focus Income Fund	**	Common/collective trust	1,434,630
Northern Trust Focus 2010 Fund	**	Common/collective trust	960,106
Blackrock Strategic Completion Fund	**	Common/collective trust	17,360
Lord Abbett Developing Growth Fund	**	Mutual fund	18,952,902
Vanguard TTL Bond Market Index	**	Mutual fund	13,006,334
American Funds EuroPacific Growth Fund	**	Mutual fund	12,006,818
Vanguard Midcap Value Index	**	Mutual fund	3,810,899
Vanguard Midcap Growth Index	**	Mutual fund	2,510,280
Vanguard Smallcap Value Index	**	Mutual fund	1,983,654
Dodge & Cox International Stock Fund	**	Mutual fund	1,879,045
Goldman Sachs Fin SQ Money Mrkt Fund	**	Mutual fund	494,852
Principal Midcap S&P 400 Index*	**	Pooled separate account	10,797,696
Principal Smallcap S&P 600 Index*	**	Pooled separate account	2,315,635
Apogee Enterprises, Inc. Common Stock*	**	Employer securities	19,089,829
Loans to participants, with maturity dates ranging from 1/8/2016 to 8/16/2030 and with interest rates of 4.25% to 9.25%		Participant loans	9,527,565

TOTAL			$286,706,543

  * Denotes party-in-interest

** Historical cost has been omitted for participant-directed investments

See accompanying Independent Auditors’ Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

APOGEE ENTERPRISES, INC. 401(k) RETIREMENT PLAN

By:	APOGEE ENTERPRISES, INC. Plan Administrator

	By:	/s/ James S. Porter
James S. Porter Executive Vice President and Chief Financial Officer

Date:    June 28, 2016